September 18, 2012

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549

Attn: Linda Cvrkel

Re:	Quantum Fuel Systems Technologies Worldwide, Inc.
Form 10-K for the eight month period ended December 31, 2011
Filed March 28, 2012
File No. 000-49629

Dear Ms. Cvrkel:

We are responding to the Staff’s comment letter dated September 5, 2012 regarding the above referenced filing. To facilitate the Staff’s review of our responses, each of the Staff’s comments is set forth below in bold, italicized type, immediately followed by the Company’s response.

Form 10-K for the eight month period ended December 31, 2011

Management’s Discussion and Analysis

1.	Staff Comment: We note from page 16 that your ten-year strategic alliance agreement with General Motors, comprised of several agreements and arrangements, ended in July 2011. In this regard, please tell us and revise MD&A to discuss whether the termination of such agreements has had or is expected to have a material impact on net sales or revenues or income from continuing operations. If not, please explain why (i.e. mitigating factors). Please be advised that you are required to describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your financial results pursuant to Item 303(A)(3)(ii) of Regulation S-K.

Company Response: We advise the Staff that the expiration of the strategic alliance with General Motors did not have, nor do we expect it to have in the future, a material favorable or unfavorable impact on our net sales, revenues or income from continuing operations for the following reasons:

•	the expiration of the strategic alliance did not result in the termination or cancellation of any ongoing programs with General Motors;

•	the strategic alliance did not require General Motors to source programs with us, thus, did not provide us with any guaranteed level of revenues;

•

our current development and production programs with General Motors were sourced under an Agreement in Support of Development Program, as amended, and not the agreements comprising the strategic alliance;

•

the strategic alliance did not give us any exclusive rights with respect to General Motors’ hydrogen programs nor did it prohibit us from accepting hydrogen programs from other automotive original equipment manufacturers; and

•	none of our other customers terminated or has threatened to terminate a program due to the expiration of the strategic alliance with General Motors.

We will supplement our MD&A disclosures in future periodic filings to state that we do not believe that the expiration of the strategic alliance with General Motors had or will have a significant impact on our net sales, revenues or results from continuing operations, and the reasons therefore.

Consolidated Statements of Operations, Page F-4

2.	Staff Comment: Reference is made to the line item caption “Amortization and Impairment of long-lived assets.” Based upon the notes to your financial statements, it appears that impairment charges of long-lived assets are material to your financial statements. Please be advised that impairment charges are required to be disclosed separately within the financial statements, if material. In this regard, please revise your income statements and statements of cash flows and elsewhere in your filing, where appropriate, to separately present impairment charges from normal amortization.

Company Response: We advise the Staff that we believe the disclosure included in the footnotes to the consolidated financial statements provides a detailed explanation of the material impairments of long-lived assets separately and distinctly from the portion attributable to normal amortization of long-lived assets. Specifically, amortization and impairment charges for the eight months ended December 31, 2011 are disclosed in the footnotes as follows:

Impairments disclosed in Note 7:
Goodwill associated with Electric Drive & Fuel Systems Segment	$18,000,000
Goodwill associated with Renewable Energy Segment	2,530,218
Intangible asset associated with Renewable Energy Segment	4,998,900
Property and equipment associated with solar module manufacturing line	1,600,000
Impairment disclosed in Note 6:
Investment in Power Control and Design	58,572

Total impairments for period	27,187,690
Normal amortization of long-lived assets disclosed in Note 7	243,265

Total amortization and impairment of long-lived assets for period	$27,430,955

Notwithstanding the above, we will revise our presentation in our consolidated statements of operations and cash flows contained in our future periodic filings to more clearly show material impairments of long-lived assets separately from normal amortization.

Consolidated Statements of Cash Flows, page F-7

3.	Staff Comment: Reference is made to the line item caption “Payments on facility exit obligations, net” of $(428,941) within financing activities for the eight months ended December 31, 2011. As the amount relates to your facility exit obligations of an operating lease for which the exit charge has been reflected as an adjustment within operating activities, we believe the payments should be similarly classified within operating activities (i.e. as a component of changes in operating assets and liabilities) rather than financing activities. Please advise (citing relevant literature) or revise your presentation, accordingly.

Company Response: The Staff’s comment is noted and we will revise our presentation in our future periodic filings to classify “Payments on facility exit obligations, net” as a component of changes in operating assets and liabilities in our consolidated statements of cash flows. We have considered the impact of the revised classification on net cash used in operating activities and net cash provided by financing activities on both a quantitative and qualitative basis and have concluded that the revised classification is not material to the consolidated financial statements.

Note 14. Income taxes

4.	Staff Comment. Please disclose the amount of undistributed foreign earnings that are considered to be permanently reinvested and for which no provision for federal or state income taxes has been provided as of the latest balance sheet date presented.

Company Response: The Staff’s comment is noted and we will supplement the footnote disclosure in our future periodic filings to specify the amount of undistributed foreign earnings that are considered to be permanently reinvested and for which no provision for income taxes has been provided. We advise the Staff that the amount of undistributed foreign earnings as of December 31, 2011 that are considered to be permanently reinvested and for which no provision for income taxes has been provided are not material to the consolidated financial statements.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing to be fully responsive to the Staff’s comments. Should you have any questions or comments, please contact the undersigned at 586-948-9534 or klombardo@qtww.com.

Respectfully,

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

/s/ Kenneth R. Lombardo
Kenneth R. Lombardo
Vice President-Legal and General Counsel